EXHIBIT 11.1

DUKE REALTY LIMITED PARTNERSHIP

EARNINGS TO FIXED CHARGES CALCULATION

(in thousands)

DECEMBER 31,
2001
Consolidated net income available for common units	$262,430
Dividends on preferred shares	60,850
Gain on land and depreciated property sales	(45,708)
Interest expense	113,830
earnings before fixed charges	$391,402

Interest expense	$113,830
Dividends on preferred shares	60,850
Interest costs capitalized	25,859
total fixed charges	$200,539

Fixed charge ratio	1.95